SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Report of Independent Registered Public Accounting Firm

The Nominating and Corporate Governance Committee

Union Planters Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Union Planters Corporation 401(k) Retirement Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 23, 2005

Birmingham, Alabama

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Memphis, Tennessee

June 28, 2004

Union Planters Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets

Cash	$ 1,652	$ 1,428,530
Investments, at fair value
Regions/Union Planters common stock	200,430,720	174,876,030
Mutual funds	178,777,006	171,883,251
Notes receivable from participants	1,495,372	1,329,562

Net assets available for benefits	$ 380,704,750	$ 349,517,373

See accompanying notes.

Union Planters Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2004

Investment Income:
Interest and Dividends	$ 9,548,977
Net appreciation in the fair value of investments	28,971,460

Net investment income	38,520,437

I Contributions and rollovers:
Contributions from employers	16,014,391
Contributions from employees	22,053,443
Rollover of assets	506,600

Total contributions and rollovers	38,574,434

Total additions	77,094,871

Disbursements:
Distributions to participants	45,857,356
Administrative expenses	50,138

Total disbursements	45,907,494

Net increase	31,187,377

Net assets available for benefits at beginning of year	349,517,373

Net assets available for benefits at end of year	$ 380,704,750

See accompanying notes.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Union Planters Corporation 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation and Revenue Recognition

Marketable securities are stated at fair value. Securities, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. The participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions Payable

In accordance with GAAP, benefit payments payable to participants totaling $545,873 and $4,593,074 at December 31, 2004 and 2003, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

On July 1, 2004, Union Planters Corporation merged with Regions Financial Corporation (Regions or the Company). Both companies merged into a new holding company named Regions Financial Corporation upon completion of the transaction. In the transaction, each share of Union Planters Corporation common stock was converted into one share of the new company $0.01 par value common stock. The Plan was amended to discontinue all employer and employee contributions after December 31, 2004, based upon the merger with Regions. Participants in the Plan on December 31, 2004, were eligible to participate in the Regions 401(k) Plan beginning on January 1, 2005. The Plan is expected to be merged into the Regions 401(k) Plan during 2005.

The Plan is a defined contribution plan covering certain employees of Regions who have at least three months of service prior to December 31, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees became eligible to participate in the Plan on the first day of the month after completing 90 days of employment with the Company. Part-time employees were eligible to participate in the Plan after completing one year of service.

The Plan is administered by the Regions Finance Committee, as appointed by the Regions Board of Directors. The Finance Committee has delegated limited amendment authority to the Benefits Management Committee. Union Planters Bank, National Association (UPBNA), a subsidiary of Regions, is trustee of the Plan. The Plan sponsor is Regions. BISYS Retirement Services, L.P. (BISYS) is the record keeper and investment manager of the Plan's assets. BISYS is responsible for the administration of participant accounts and the administration of the Plan's assets at the discretion of the participants.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions

Each year, participants may elect a Member Basic Contribution ranging from 1% to 25% of their gross salary (up to $200,000 or Base Pay if Base Pay is greater than $200,000). The maximum allowable annual contribution was $13,000 and $12,000 for 2004 and 2003, respectively. The Company matches 100% of a participant's contributions, up to 6% of the participant's eligible compensation. 50% of all matching contributions credited to a participant's account are initially invested in company common stock and not subject to participant investment direction for the remainder of the Plan Year for which the contribution is allocated. For non-participant directed investment disclosure purposes in Note 3, we considered all Regions common stock to be non-participant directed. Effective the first day of the following Plan year, the participant may transfer such prior year matching contribution into any other available investment option in accordance with the terms of the Plan.

An employee may also elect a rollover contribution, which is not matched by the Company. An employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan.

The Company may also elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the years ended December 31, 2004.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Any amounts forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated to satisfy expenses associated with the Plan. To the extent that forfeitures exceed expenses, amounts are allocated to participant accounts entitled to such an allocation.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Company did not use any forfeited balances of terminated participants' nonvested accounts to reduce Company match contributions. The remaining balance in the forfeitures account was $3,187,403 as of year end. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 30 days of the qualifying event. Upon termination, participants become eligible for distribution within 30 days following the end of the month of such termination.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(k) matching contribution portion of their accounts plus actual earnings thereon is based on three years continuous service. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan.

Participant Loans

The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education for themselves or an immediate family member. A loan shall be allowed one time in order to prevent foreclosure of a primary residence or personal bankruptcy. In no case may a loan exceed 50% of the vested account balance, nor may any loan exceed $50,000. Loans typically bear interest at the UPBNA consumer prime rate (floating) and must be repaid in accordance with Plan guidelines. Repayments are typically made by regular payroll deduction. At December 31, 2004, outstanding loans had interest rates ranging from 4.5% to 10.5%, with original maturities of one to seven years.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Other

All expenses of the Plan are generally paid by the Plan. Administrative expenses paid by the Plan totaled $50,138 in 2004.

3. Investments

UPBNA serves as corporate trustee of the Plan, receiving all contributions to the Plan and paying all benefits from the Plan as directed by the Finance Committee of the Plan (discussed in the General section above).

The net appreciation in the fair value of investments is summarized as follows for the year ended December 31, 2004:

December 31,
2004

Common stock	$22,635,096
Mutual funds	6,336,364

Net appreciation in the fair value of investments	$28,971,460

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2004	2003

RMK Select Leader Balanced Fund	$ 52,455,156	$ 51,307,778
RMK Select Leader Money Market Fund	21,075,738	23,339,339
RMK Select Leader Growth and Income Fund	55,999,114	52,968,759
UP/Regions Financial Common Stock*	200,430,720	174,876,030

*These amounts include approximately $60,334,192 and $58,969,715 investments in Regions Financial Common Stock (2004) and Union Planters Common Stock (2003) related to the Union Planters Corporation Employee Stock Ownership Plan (ESOP) previously merged into the Plan on January 1, 2002. The employer contribution amounts related to these non-participant directed investments may not be transferred by participants until the earlier of reaching age 55, terminating employment or upon the participant's death. However, in the event that the participant leaves their account balance in the Plan, they are still restricted from diversifying the employer stock portion of their account until age 55.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Information about the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

Year Ended
December 31,
2004

Change in non-participant directed common stock:
Contributions	$ 19,591,296
Dividends/interest	7,406,812
Net realized and unrealized appreciation in fair value	22,635,096
Distributions	(24,028,376)
Administrative expense	(50,138)

$ 25,554,690

4. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 28, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is tax exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

During the years ended December 31, 2004 and 2003, substantially all investment transactions were with investment funds managed by Regions Morgan Keegan Trust and are therefore related party transactions. In addition, common stock of the Company is included in the Plan's net assets.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Union Planters Corporation 401(k) Plan
(Plan Number 002)
(Employee Identification Number 62-0859007)
Schedule H, Line 4I
Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, (Including Maturity Date, Rate of Interest and Par Value)	(d) Cost	(e) Current Value

*	RMK Select Leader	Short-Term Bond Institutional Fund	**	$ 11,155,663
*	RMK Select Leader	Balanced Fund	**	52,455,156
*	RMK Select Leader	Intermediate Bond Fund	**	7,136,717
*	RMK Select Leader	Growth and Income Fund	**	55,999,114
	Federated International	International Equity Fund	**	9,428,521
	MFS	Mid-Cap Growth Fund	**	18,235,041
	American Century	International Growth Fund	**	3,291,056
*	RMK Select Leader	Money Market Fund	**	21,075,738

				178,777,006
*	Regions Financial	Common Stock	233,361,857	200,430,720
*	Loans to Participants	Interest rates range from 4.5% to 10.5%	**	1,495,372

	Total Investments			$380,703,098

* Indicates party-in-interest to the Plan.

** Column (d) has not been presented as this information is not applicable for participant-directed transactions.

Union Planters Corporation 401(k) Retirement Savings Plan
(Plan Number 002)
(Employee Identification Number 62-0859007)
Schedule H, Line 4j
Schedule of Reportable Transactions

Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Asset Including Interest Rate and Maturity in Case of a Loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii) - Series of transactions in excess of 5% of Plan assets:
Regions Financial Corporation	Stock Fund	$ 27,136,930		$27,136,930	$ 27,136,930
			$24,221,019	32,660,653	24,221,019	($8,439,634)

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2004.

Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

401(k) RETIREMENT SAVINGS PLAN
UNION PLANTERS CORPORATION

Date: June 28, 2005

By: /s/ John M. Daniel

John M. Daniel
Executive Vice President--Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description

(23.1)	Independent Registered Public Accounting Firm's Consent (2004)
(23.2)	Independent Registered Public Accounting Firm's Consent (2003)